Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

(unaudited)

(dollars in thousands)

	December 31,
	2007	2006	2005	2004	2003
Pre-tax income[1]	$1,459,104	$512,065	$372,466	$195,405	$250,649
Add: Fixed charges	76,872	22,393	15,236	5,590	5,211
Distributions from equity method investees	23,460	1,939	2,620	2,276	3,144
Less: Income from equity method investees	(83,894)	(5,659)	(11,526)	(2,549)	(4,912)

Pre-tax income before fixed charges	$1,475,542	$530,738	$378,796	$200,722	$254,092

Fixed charges:
Interest expense	$49,412	$9,916	$7,924	$835	$720
Interest expense on uncertain tax positions[2]	1,727	—	—	—	—
Portion of rent representative of interest	25,733	12,477	7,312	4,755	4,491

Total fixed charges	$76,872	$22,393	$15,236	$5,590	$5,211

Ratio of earnings to fixed charges	19.19	23.70	24.86	35.91	48.76

[1]	Pre-tax income includes operating income and non-operating income, net of non-controlling interest.
[2]	Interest expense on uncertain tax positions, in accordance with FIN. No. 48, has been recorded within income tax expense on the consolidated statements of income.